UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Summary of

General Ordinary Shareholders’ Meeting No. 61 of

Empresa Distribuidora y Comercializadora Norte S.A.  - EDENOR S.A.

held on April 29, 2014 at the Corporate Office

Attendees:

Representative of shareholder Electricidad Argentina S.A. (“EASA”), Miss Maite Zornoza; representative of shareholder ANSES-FGS Law 26.425 (“ANSES”), Mr. Diego Lombardo Martus; representative of shareholder The Bank of New York ADRS (“BONY”), Mr. Fernando Ledesma Padilla; and Mr. Ricardo Sucharczuk, on his own right; Chairman Mr. Ricardo A. Torres; regular Directors Gustavo Mariani, Maximiliano Fernández, Eduardo Llanos, Victoria Von Storch, Pablo Martinez Burkett; Messrs. Jorge Pardo and José Daniel Abelovich, regular members of the Supervisory Committee; Mr. Andrés Suarez, partner of the firm PwC, in his capacity as independent auditor for the Company’s 2013 fiscal year; representative of the Argentine Securities and Exchange Commission (Comisión Nacional de Valores, “CNV”), Mrs. Verónica Sgroi; and representative of the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires, “BCBA”), Accountant Nora Lavorante. It was put on record that Directors Edgardo Volosín, Marcelo Mindlin, Pablo Díaz, Eduardo Endeiza and Syndic Damián Burgio had informed in advance that they would not attend the meeting as they were out of city, while Director Eduardo Setti had informed that he would be absent at the Meeting as he had a Board of Directors’ Meeting at the same time in another company.-

Shareholders:

Registered in folio 18, Book No. 2, Stock Ledger and Shareholders’ Meeting Attendance Registry, totaling 783,291,974 book-entry shares of common stock, with one (1) voting right each, of which 462,292,111 shares belong to Class A (which represent a capital stock of AR$462,292,111, equal to 100% of Class A capital stock), and 320,999853 shares belong to Class B (which represent a capital stock of A$320,999,853, equal to 73.84% of Class B and Class C capital stock, jointly), which represented a 87.32% quorum of the capital stock.-

Shareholder EASA registered itself with 462,292,111 Class A shares, representing 51% of the capital stock; shareholder ANSES registered itself with 242,999,553 Class B shares, representing 26.81% of the capital stock; shareholder BONY registered itself with 78,000,000 Class B shares, representing 8.70% of the capital stock; and shareholder Ricardo Sucharczuk registered himself with 300 Class B shares, representing 0.000001% of the capital stock.-

FIRST ITEM of the Agenda: 1°) Appointment of two shareholders to sign the minutes.  By a majority of eligible votes, with 12,000 negative votes and 40,000 votes abstention by BONY, it was resolved to appoint shareholders EASA, ANSES and BONY to sign the Meeting’s minutes.-

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.)

Avda. del Libertador 6363 – Buenos Aires, C1428ARG – Argentina.      Tel.: 4346-5400      Fax: 4346-5327

SECOND ITEM of the Agenda: 2°) Consideration of the Annual Report, Company’s Financial Statements including General Balance Sheet, Statement of Income, Statement of Changes in Shareholders’ Equity, Statement of Cash Flows,  and Notes to the Financial Statements, and the Company’s Consolidated Financial Statements with its subsidiaries, including Consolidated General Balance Sheet, Consolidated Statement of Income, Consolidated Statement of Changes in Shareholders’ Equity, Consolidated Statement of Cash Flows, and Notes to the Consolidated Financial Statements for the fiscal year ended December 31, 2013, Informative Report as required by the Rules of the Argentine Securities and Exchange Commission, Additional Information required under section 68 of the Regulations of the Buenos Aires Stock Exchange, Reports of the Certifying Accountant and the Supervisory Committee, for the fiscal year ended December 31, 2013. By a majority of eligible votes, with shareholder ANSES’ abstention, 40,000 votes abstention by shareholder BONY and denial by 23,420 votes, it was resolved to approve the Annual Report, Company’s Financial Statements including General Balance Sheet, Statement of Income, Statement of Changes in Shareholders’ Equity, Statement of Cash Flows,  and Notes to the Financial Statements, and the Company’s Consolidated Financial Statements with its subsidiaries, including Consolidated General Balance Sheet, Consolidated Statement of Income, Consolidated Statement of Changes in Shareholders’ Equity, Consolidated Statement of Cash Flows, and Notes to the Consolidated Financial Statements for the fiscal year ended December 31, 2013, Informative Report as required by the Rules of the Argentine Securities and Exchange Commission, Additional Information required under section 68 of the Regulations of the Buenos Aires Stock Exchange, Reports of the Certifying Accountant and the Supervisory Committee.-

THIRD ITEM of the Agenda: 3°) Allocation of profits for the fiscal year ended December 31, 2013. By a majority of eligible votes, with 40,000 votes abstention by shareholder BONY and denial by 22,000 votes, it was resolved that all profits for the 2013 fiscal year to be allocated to unappropriated retained earnings, for the purposes of absorbing accumulated losses.-

FOURTH ITEM of the Agenda: 4°) Consideration of the Board of Directors’ and the Supervisory Committee’s performance during the fiscal year ended December 31, 2013. By a majority of eligible votes, with 48,800 votes abstention by shareholder BONY and denial by 22,000 votes, it was resolved to: (i) approve the Board of Directors’ and the Supervisory Committee’s performance during the fiscal year ended December 31, 2013, to wit: regular Directors in the position: Ricardo TORRES; Gustavo MARIANI; Marcos Marcelo MINDLIN; Edgardo VOLOSÍN; Pablo DIAZ; Maximiliano FERNANDEZ; Eduardo LLANOS; Emmanuel ALVAREZ AGIS; Eduardo SETTI; Victoria VON STORCH; Eduardo ENDEIZA; Pablo MARTINEZ BURKETT; regular Directors who resigned their offices during the fiscal year: Patricia CHARVAY; Marcela SACAVINI; Valeria MARTOFEL; and alternate Directors who acted as regular directors on particular occasions during the fiscal year: Leandro MONTERO and Mariano BATISTELLA; (ii) approve all acts carried out by the members of the Supervisory Committee, Damián BURGIO, José Daniel ABELOVICH, Jorge Roberto PARDO,  Marcelo FUXMAN and Santiago DELLATORRE, during the fiscal year ended December 31, 2013 and until that Shareholders’ Meeting.-

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.)

Avda. del Libertador 6363 – Buenos Aires, C1428ARG – Argentina.      Tel.: 4346-5400      Fax: 4346-5327

FIFTH ITEM of the Agenda: 5°) Consideration of compensation payable to members of the Board of Directors and to members of the Supervisory Committee for the fiscal year ended December 31, 2013.  By a majority of eligible votes, with 40,000 votes abstention by shareholder BONY and denial by 33,800 votes, it was resolved to: (i) approve a compensation of AR$2,326,666 (Argentine Pesos two million three hundred and twenty six thousand and six hundred and sixty six) payable to the Board of Directors, delegating upon it its distribution. (ii) Authorize payment of advances on fees payable to the Directors during the fiscal year and until the Shareholders’ Meeting considering financial statements to be closed on December 31, 2014. (iii) Approve a total compensation of AR$180,000 (Argentine Pesos one hundred and eighty thousand) payable to the regular members of the Supervisory Committee, for the fiscal year ended December 31, 2013.-

SIXTH ITEM of the Agenda: 6°) Appointment of twelve (12) regular directors and twelve (12) alternate directors; seven (7) regular directors and seven (7) alternate directors holding Class A shares, five (5) regular directors and five (5) alternate directors holding Classes B and C shares, jointly. At Special Shareholders’ Meeting held by Class A shareholders, representing 100% of the capital stock, it was unanimously resolved to appoint: (i) as regular Directors: Ricardo Torres, Marcos Marcelo Mindlin, Pablo Díaz, Gustavo Mariani and Edgardo Volosín, who would act as “non-independent” directors pursuant to the criteria laid by the CNV Rules, further noting that Messrs. Volosín and Torres act as executives in Edenor; and Maximiliano A. Fernández and Eduardo L. Llanos, who would act as “independent” directors in accordance with the provisions of the CNV; (ii) as alternate Directors: Diego Martín Salaverri, Jaime Barba, Damián Mindlin, Leandro Montero, Daniel Flaks and Mariano Batistella, who would act as “non-independent” directors pursuant to the criteria laid by the CNV Rules, further noting that Messrs. Barba, Montero and Flaks act as executives in the Company; and Diana Mondino, who would act as “independent” director in accordance with the provisions of the CNV.-

At Special Shareholders’ Meeting jointly held by Class B and Class C shareholders, it was resolved by a majority, with negative vote casted by shareholder Sucharczuk and abstention by representative of shareholder BONY with 668,360 votes, and with denial by 5,235,860 votes, to appoint: (i) as regular Directors for Class B and Class C: Emmanuel Alvarez Agis, Eduardo Setti, Santiago Durán Cassiet, Eduardo Endeiza and Juan Cuattromo, stating that they act as “independent” directors in line with the criteria laid by sections 11 and 13, Section III, Chapter III, Title II, CNV Rules; and (ii) as alternate Directors: Haroldo Montagu, Martín Breinlinger, Juan Donnini, Gastón Ghioni and Esteban Serrani, stating that they act as “independent” directors pursuant to the criteria above and that alternate directors would replace regular directors in the order described above.-

Consequently, the Board of Directors composition was as follows: Regular  Directors: Ricardo Torres, Gustavo Mariani, Marcos Marcelo Mindlin, Edgardo Volosín, Pablo Díaz, Maximiliano Fernández, Eduardo Llanos, Emmanuel Alvarez Agis, Eduardo Setti, Santiago Durán Cassiet, Eduardo Endeiza and Juan Cuattromo. Alternate Directors: Diego Martín Salaverri, Jaime Javier Barba, Damián Mindlin, Leandro Montero, Daniel Flaks, Mariano Batistella, Diana Mondino, Haroldo Montagu, Martín Breinlinger, Juan Donnini, Gastón Ghioni, Esteban Serrani.-

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.)

Avda. del Libertador 6363 – Buenos Aires, C1428ARG – Argentina.      Tel.: 4346-5400      Fax: 4346-5327

SEVENTH ITEM of the Agenda: 7°) Appointment of three (3) regular members and three (3) alternate members of the Supervisory Committee, two (2) regular members and two (2) alternate members holding Class A shares and one (1) regular member and one (1) alternate member holding Classes B and C shares, jointly.  Special Shareholders’ Meeting held by Class A shareholders, representing 100% of the capital stock, unanimously resolved to appoint Damián Burgio and José Daniel Abelovich as regular members, and Santiago Dellatorre and Marcelo Fuxman as alternate members.-

Special Shareholders’ Meeting jointly held by Class B and Class C shareholders, resolved to approve by majority of eligible votes, with the abstention by representative of shareholder BONY with 628,360 votes and with denial by 4,004,880 votes, the re-election of regular member Jorge Roberto Pardo and re-election of alternate member Fernando Sánchez, who act as “independent” members, to hold their offices in accordance with the provisions of sections 12 and 13, Section III, Chapter III, Title II, CNV Rules.-

Accordingly, the Supervisory Committee composition was as follows: Regular Members: Damián Burgio, José Daniel Abelovich and Jorge Roberto Pardo. Alternate Members: Santiago Dellatorre, Marcelo Fuxman and Fernando Sánchez.-

EIGHTH ITEM of the Agenda: 8°) Decision regarding the Certifying Accountant’s fees for the fiscal year ended December 31, 2013. By a majority of eligible votes, with the denial by the representative of shareholder ANSES and denial by the representative of shareholder BONY with 642,360 votes and abstention of 40,000 votes, it was resolved to approve fees payable to the certifying accountant for his services during the fiscal year ended December 31, 2013 for AR$3,096,870 (Argentine Pesos three million ninety six thousand eight hundred and seventy), to Andrés Suárez and Norberto Fabián Montero as members of said accounting firm.-

NINTH ITEM of the Agenda: 9°) Appointment of a Certified National Accountant who would certify the Financial Statements of the fiscal year under consideration. Determination of fees payable. By a majority of eligible votes, with the abstention of the representative of shareholder ANSES in connection with the appointment of the independent auditor and with his affirmative vote on the motion to postpone consideration of fees payable until the next Shareholders’ Meeting; and with denial of 10,000 votes by shareholder BONY as regards both motions, it was resolved to: (i) appoint Andrés Suárez as regular certified accountant and Norberto Fabián Montero as alternate certified accountant, both partners in PwC SRL, for the fiscal year to be closed on December 31, 2014. (ii) Postpone to next General Ordinary Shareholders’ Meeting approval of fees payable to the independent auditor for the fiscal year to be closed on December 31, 2014.-

TENTH ITEM of the Agenda: 10°) Consideration of the budget of the Audit Committee and the Board of Directors' Executive Board for 2014 fiscal year. By a majority of eligible votes, with the denial by shareholder ANSES, denial of 3,996,580 votes by shareholder BONY, and abstention of 668,360 votes by said shareholder, it was resolved that budget of the Audit Committee and of the Board of Directors’ Executive Board would be AR$241,000 and AR$0, respectively.-

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.)

Avda. del Libertador 6363 – Buenos Aires, C1428ARG – Argentina.      Tel.: 4346-5400      Fax: 4346-5327

ELEVENTH ITEM of the Agenda: 11°) Granting of authorizations to carry out any proceedings and filings required to obtain relevant registrations. By a majority of eligible votes, with the abstention by shareholder ANSES and denial of 22,000 votes by BONY, it was resolved to authorize Jaime J. Barba, Carlos D. Ariosa, M. Belén Gabutti and Gabriela L.  Chillari, for any of them, acting on behalf of the Company, to file the resolutions approved by the Shareholders’ Meeting and to carry out any proceedings required by the relevant entities, including, without limitation, any filings required for registration with the CNV, the BCBA and the Argentine Superintendence of Corporations (Inspección General de Justicia), as applicable.

There being no further issues to transact, the meeting was adjourned at 11:50 am, after the Meeting’s Minutes were read and approved.-

* * * * *

Carlos D. Ariosa

Attorney-in-fact

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.)

Avda. del Libertador 6363 – Buenos Aires, C1428ARG – Argentina.      Tel.: 4346-5400      Fax: 4346-5327

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: May 7, 2014